                                               File Number 70-8621





                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                        Post-Effective Amendment No. 2
                                      to
                                   Form U-1

               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935

                                      By

                       CONSOLIDATED NATURAL GAS COMPANY
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199

                       (a registered holding company and
                        the parent of the other party)

                        CNG ENERGY SERVICES CORPORATION
                             One Park Ridge Center
                      Pittsburgh, Pennsylvania 15255-0746



                  Names and addresses of agents for service:

                     S. E. WILLIAMS, Senior Vice President
                              and General Counsel
                       Consolidated Natural Gas Company
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199


                       N. F. CHANDLER, General Attorney
                Consolidated Natural Gas Service Company, Inc.
                                   CNG Tower
                              625 Liberty Avenue
                      Pittsburgh, Pennsylvania 15222-3199


       2                                           File Number 70-8621



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        Post-Effective Amendment No. 2
                                      to
                                   FORM U-1

               APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935


      The applicants restate Post-Effective Amendment No. 1 in its entirety  as follows.



Item 1. Description of Proposed Transaction
        ___________________________________


       Consolidated Natural Gas Company ("Consolidated") is a Delaware

corporation and a public utility holding company registered as such under the

Public  Utility  Holding  Company  Act of 1935  ("Act").  CNG  Energy  Services

Corporation ("Energy Services") is a wholly owned subsidiary of Consolidated.



PRIOR AUTHORIZATIONS

     Energy Services was authorized by the Securities and Exchange Commission

("SEC" or "Commission") to be the gas marketing subsidiary for the CNG System by order dated February 27, 1987, HCAR No. 24329.  This order authorized Energy

Services, as a gas marketer, to purchase, pool, transport, exchange, store and sell gas supplies from competitively priced sources, including the spot markets, independent producers and brokers, and CNG Producing Company ("Gas

Related Activities").



     By Order dated July 26, 1995 (the "Order") Energy Services was authorized,

without further Commission approval, through December 31, 1997, to invest an aggregate amount up to $150 million(1) to acquire: (i) an ownership interest,

which may be up to 50% of the voting or nonvoting stock, in one or more corporations established for the sole purpose of engaging in Gas Related

Activities; (ii) either in its own name or through a wholly owned special purpose subsidiary company, up to 50% of the general partnership interests in one or more partnerships, or up to 50% voting equity interest in one or more other joint business entities such as joint ventures or limited liability companies, which are established for the sole purpose of engaging in Gas

Related Activities; and/or (iii) up to 100% of the limited partnership interests in one or more partnerships established for the sole purpose of engaging in Gas Related Activities.  None of the projects in which Energy

Services may invest can be a public-utility company.



     As of June 30, 1997 Energy Services had invested pursuant to the Order

$19,168,000 and $14,845,000 in two pipeline gathering partnerships(2),

respectively, in the Main Pass area near the Alabama coast of the Gulf of

Mexico.

_____________

(1) The original authorization limit in this proceeding was the lesser of $150 million or Energy Services' unused financing authority under the current Consolidated System annual intra-system financing authorization, which was $300 million in the order dated June 29, 1995, HCAR No. 26321. Since the inception of the Consolidated System omnibus financing authorization in the order dated March 28, 1996, HCAR No. 25600, the concept of unused financing authority has become meaningless.

(2) The two partnerships are the Main Pass Gathering Company and the Main Pass Oil Gathering Company, which transport the gas and oil jointly produced from the gas fields in the Main Pass region. Energy Services owns the interests in these partnerships through wholly-owned special purpose subsidiaries, CNG Main Pass Gathering Corporation and CNG Oil Gathering Corporation, respectively. On December 31, 1996, the Main Pass Gathering Company was merged into Dauphin Island Gathering Partners.

     The Order authorized Consolidated and Energy Services to guarantee their obligations incurred as a a result of equity investments made in the joint entities up to an aggregate amount of $150 million(3).  No such guarantees have been made to date.



REQUEST FOR EXTENSION



     Energy Services continues to have the need to be able to "partner" with others to allow it to obtain the right to use and control facilities with greater capacity in a diverse number of geographic areas, and with a lesser amount of capital investment than it could do on its own.  Entering into joint business ventures in which nonaffiliated parties would invest reduces the amount of capital Energy Services has at risk in a given project.  Most of the type of projects Energy Services would consider investing in would be permanently financed with non-recourse project financing, thereby further reducing the risk to Energy Services.  In some cases, Energy Services would also benefit from the co-investors' experience as to the efficient operation of some project facilities.  It is for such reasons that the applicants now request an extension of time for the authorization previously granted in this proceeding until December 31, 2002.



_______________

(3) The original limit on guarantees as stated in the Order was similar to that stated with respect to the amount of financing, i.e. the lesser of $150 million or Energy Services' unused annual system financing authorization. See footnote (1) supra.

      The aggregate amount invested (including capitalized development expenses) by Energy Services in such joint entities will not in the aggregate exceed $200 million during the extended authorization period ending December

31, 2002.  Energy Services would not own more than 50% of the equity voting interests in any of the joint entities, and the capital structure of each of the entities is expected to be simple and straight forward, consisting primarily of equity and project financing.  None of the projects in which

Energy Services would seek to invest will be a utility company.



     Consolidated and Energy Services also seek to continue to be able to make guarantees of obligations to make equity investments in the joint entities,

which parent guarantees are commonly requested by institutions providing project financing.  Such guarantees will not in the aggregate exceed $200 million, and would be calculated as part of the maximum $2 billion authority to guarantee obligations of subsidiaries granted to Consolidated and certain of its subsidiaries by the Commission order dated March 28, 1996, HCAR No. 26500.



NEED FOR APPLICABILITY OF RULE 16

     The applicants regard each of the joint business entities in which Energy

Services would invest pursuant to an authorization granted in this proceeding,

and each affiliate thereof (except for companies within the Consolidated

System), to be exempt under rule 16 from all obligations imposed upon it by the

Act, as a subsidiary company or an affiliate of a registered holding company or of a subsidiary company thereof.  The basis for such position is as follows.

  * The entity would not be a public utility company as defined in section

     2(a)(5) of the Act.



  * The entities would be organized to engage primarily in Gas Related

     Activities which by their very nature relate to the supply of natural gas.



  * No more than 50% of the voting interests in the entity will be owned,

     directly or indirectly, by a registered holding company.



  * The acquisition by Energy Services of its direct or indirect interests in the entity is the subject of this Application-Declaration.



     There is an inherent relationship between rule 16 and the Gas Related

Activities Act of 1990 ("GRAA")(4).  Section 2 of the GRAA states that section

11(b)(1) of the Act will be satisfied if a registered holding company (or subsidiary thereof) acquires any interest in any company organized to participate in activities involving the transportation or storage of natural gas, or (if certain determinations are made) in any company organized to participate in activities related to the supply of natural gas (specifically including marketing activities).  Rule 16(a)(2) requires the exempt company to be organized primarily for the exploration, development, production,

manufacture, storage, transportation or supply of natural gas.  It is Energy

Services' position that the joint entities in which it would participate would,

in their engaging in Gas Related Activities, be involved in activities "related to the supply of natural gas" as used in the GRAA and also in "supply of

_______________

(4) Pub. Law 101-572.

natural gas" activities as used in rule 16.  There is a strong parallel structure in the GRAA and rule 16 in that both specifically refer to storage and transportation of natural gas, and both refer to "the supply of natural gas."  It would seem, therefore, that both the statute and the rule are referring to basically same types of activities.



     Since the Gas Related Activities of Energy Services as a gas marketing company have already been found to satisfy the GRAA, they should also be deemed to satisfy the requirements of rule 16.



     The joint entities in which Energy Services may invest under an extension of its authorization in this proceeding may be "gas related companies" within the meaning of rule 58 adopted under the Act(5).  However, rule 16 would not be available to exempt companies formed under rule 58 since condition (4) of rule

16, i.e. the acquisition would not be approved pursuant to section 9(a) and 10 of the Act, will not have been met.  It has been Consolidated's prior experience in acquiring a minority position in entities mostly owned by persons not subject to the Act, that such persons insist that the new company not be subject to the Act.  It is primarily for this reason that the applicants seek an extension of authority in this proceeding rather than attempting to rely on rule 58 in each instance(6).

_______________

(5) HCAR No. 26667 (Feb. 14, 1997).


(6) The Commission in the release adopting rule 58 stated that "...it believes that a proposal to amend rule 16 to make it consistent with rule 58, and to enhance its usefulness (which is limited at present) should be considered. Such an amendment, however, is beyond the scope of this rulemaking." (supra, Section IV A).

FINANCING



     Energy Services will obtain up to $200 million for its investments in the entities in which it would be a partner or co-owner by (i) selling shares of its common stock(7) to CNG, (ii) open account advances as described below, or

(iii) long-term loans from CNG, in any combination thereof.  The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of CNG in the forms listed.



     Open account advances may be made to Energy Services on a revolving basis to finance the activities authorized by the Commission in this proceeding.

Open account advances will be made under letter agreement with Energy Services and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as CNG's weighted average effective rate for commercial paper and/or revolving credit borrowings.  If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.  Only outstanding amounts of open account advances will be calculated against the $200 million cap on financing requested herein.



     CNG may make long-term loans to Energy Services for the financing of the activities for which authorization is requested herein.  Loans to Energy

_______________

(7) Energy Services currently has authorized 4,000 shares of common stock, $1.00 par value per share. However, it has requested in the pending proceeding at File No. 70-8981 for authority to increase its common stock equity to 50,000 shares of common stock, $10,000 par value per share.

Services shall be evidenced by long-term non-negotiable notes of Energy

Services (documented by book entry only) maturing over a period of time (not in excess of 50 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to CNG's cost of funds for comparable borrowings.  In the event CNG has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers Inc. Bond Market Roundup or similar publication on the date nearest to the time of takedown.  All loans may be prepaid at any time without premium or penalty.



     CNG will obtain the funds required for Energy Services either through internal cash generation or from financings at the time authorized by the SEC,

such as pursuant to the five year intrasystem financing authorization under

Holding Co. Act Release No. 26500 (March 28, 1996).



SUMMARY OF AUTHORIZATIONS REQUESTED


     Request is hereby made for authority to do the following through

December 31, 2002 without any further prior SEC approval.



  1.For Energy Services to acquire for an aggregate amount not to exceed $200 million, directly or indirectly through wholly-owned subsidiaries, up to

     50% voting equity interests in joint business entities with non-affiliates as described above without any further prior SEC approval.  Related capitalized development expenses will be included as part of the investment costs of acquiring such interests.

  2.For Consolidated and/or Energy Services to make guarantees of obligations to make equity contributions in connection with Energy Services'

     investments in such joint business entities, the aggregate amount of such guarantees to be limited as described above.



  3. For Energy Services to obtain funds to acquire equity interests in new entities as requested herein through (i) sales of common stock to

     Consolidated, (ii) open account advances from Consolidated and (iii) long-

     term loans from Consolidated.



RULE 53 SATISFIED

      Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act,

respectively, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a),

(b) or (c) are satisfied.    Consolidated believes that Rule 53(a), (b) and (c)

are satisfied in its case as follows.

     Consolidated's "aggregate investment" determined in accordance with Rule

53(a)(1)(i) in all EWGs and FUCOs do not exceed 50% of Consolidated's consolidated retained earnings as defined in Rule 53(a)(1)(ii).  One-half of the CNG's average consolidated retained earnings as reported for the four most recent quarterly periods on CNG's Forms 10-K and 10-Q was

$752,330,000; CNG's investment in EWGs as of September 30, 1997 is approximately $14,208,000.  The Company as of September 30, 1997 had $9,915,000

in investments in FUCOs.



     The books and records of Consolidated's EWGs are kept in conformity with

United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Commission access to such books and records and financial statements as it may request.  It is anticipated that a minimal number of employees of Consolidated's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the Consolidated System,

and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies.



     Copies of applications and all amendments thereto concerning investments in EWGs and FUCOs are being submitted to the public utility commissions of the

States of Ohio, Pennsylvania, West Virginia and Virginia, which are the only regulators having jurisdiction over the retail rates of the public-utility companies in the Consolidated System. In addition, Consolidated also submits to each such commission a copy of any Rule 24 certificate required by such filings, as well as a copy of Item 9 of Consolidated's Form U5S, including

Exhibits G and H thereof.


     None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c)

inapplicable.



RULE 24 CERTIFICATES



     It is also requested that rule 24 Certificates of Notification be filed within 60 days after the end of each semi-annual calendar period to report to the Commission with respect to transactions authorized pursuant to this filing.

Such certificates shall contain the following information with respect to each entity in which Energy Services has made an investment.


  1. Name

  2. Organizational form

  3. Type of business

  4. Total capitalization and the amount invested by Energy

      Services for the period and on a cumulative basis

     The information will be reported through a cross-reference to Form U-9C-3 in the rule 24 master certificates of notification filed under SEC File No. 70-

8667, and in the format of the Form U-9C-3 which will be concurrently filed.

      It is noted that rule 16(c) requires that the annual report of each entity exempt pursuant to rule 16 be filed as an exhibit to Consolidated's annual report on Form U5S.




Item 2.  Fees, Commissions and Expenses

        _______________________________


     It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated and Energy Services in connection with the herein proposed transaction will not exceed $10,000, including amounts payable to Consolidated Natural Gas Service Company, Inc. for services on a cost basis (including regularly employed counsel) for the preparation of this application-declaration and other documents.





Item 3.  Applicable Statutory Provisions
         _______________________________


     Sections 9(a) and 10 are deemed applicable to the acquisitions by Energy

Services of interests in joint business entities and of stock of special purpose subsidiaries used as an intervening investment medium for investments in partnerships.



     Sections 6(a), 7, 9(a) and 10 are deemed applicable to the sale and issue of shares of common stock or debt instruments by Energy Services to

Consolidated.

     Sections 12(b) and rule 45 are considered applicable to guarantee arrangements among Consolidated, Energy Services and special purpose wholly-

owned subsidiaries of Energy Services.



     Rule 16 is deemed to exempt the joint entities in which Energy Services expects to invest.



     If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act or rule or regulation other than those cited hereinabove, such authorization, approval or exemption is hereby requested.




Item 4. Regulatory Approval
        ___________________

     The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the SEC).




Item 5.  Procedure
         _________

     It is hereby requested that the Commission issue its order with respect to the transaction proposed herein on or before December 31, 1997.


     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions.  The office of the Division of Investment Management -

Office of Public Utility Regulation may assist in the preparation of the

Commission's decision.  There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.




Item 6.  Exhibits and Financial Statements
         _________________________________


     The following exhibits and financial statements are made a part of this statement:

     (a)  Exhibits

         (F)  Opinion of counsel for Consolidated and Energy Services.



         (O)  Draft of Notice.




     (b)  Financial Statements

         Financial statements are deemed unnecessary with respect to the authorizations herein sought due to the nature of the matter proposed.  However, Consolidated will furnish any financial information that the Commission shall request.



Item 7.  Information as to Environmental Effects
         _______________________________________


     The proposed transactions do not involve

major federal action having a significant effect on the human environment.  See

Item 1(a).



     No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                   CONSOLIDATED NATURAL GAS COMPANY


                                   By  D. M. Westfall
                                       Senior Vice President and
                                       Chief Financial Officer



                                   CNG ENERGY SERVICES CORPORATION

                                   By  N. F. Chandler
                                       Its Attorney





Date:  November 13, 1997